Filed by Organovo Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(b) under the Securities Act of 1934, as amended Subject Company: Tarveda Therapeutics, Inc. File No. of Related Registration Statement: 333-235683 ® Developing Pentarin Precision Oncology Medicines For Patients With Solid Tumor Malignancies March 2, 2020 Cowen 40th Annual Health Care ConferenceFiled by Organovo Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(b) under the Securities Act of 1934, as amended Subject Company: Tarveda Therapeutics, Inc. File No. of Related Registration Statement: 333-235683 ® Developing Pentarin Precision Oncology Medicines For Patients With Solid Tumor Malignancies March 2, 2020 Cowen 40th Annual Health Care Conference

Cautionary Statement Regarding Forward Looking Statements This presentation may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this press release include, but are not limited to, statements regarding Tarveda’s planned reverse merger with Organovo Holdings, Inc.; statements regarding Tarveda’s planned clinical development of its product candidates, including the design of its clinical trials; and the therapeutic potential of Tarveda’s product candidates. Tarveda may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements as a result of various factors, including: the risk that the proposed reverse merger with Organovo is not completed; uncertainties inherent in the initiation and completion of preclinical studies and clinical trials and clinical development of Tarveda’s product candidates; availability and timing of results from preclinical studies and clinical trials; whether interim results from a clinical trial will be predictive of the final results of the trial or the results of future trials; the risk that trials and studies may be delayed and may not have satisfactory outcomes; potential adverse effects arising from the testing or use of PEN-866, PEN-221 or other product candidates; expectations for regulatory approvals to conduct trials or to market product; and other important factors, any of which could cause actual results to differ from those contained in the forward-looking statements, are described in greater detail in the section entitled “Risk Factors” in the S-4 filed by Organovo Holdings, Inc. with the Securities and Exchange Commission (SEC) on December 23, 2019 and amendments thereto, as well as in other filings Organovo or Tarveda may make with the SEC in the future. Any forward-looking statements contained in this press release speak only as of the date hereof, and Tarveda and Organovo expressly disclaim any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law. No Offer or Solicitation: This presentation shall not constitute an offer to sell, or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 2Cautionary Statement Regarding Forward Looking Statements This presentation may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this press release include, but are not limited to, statements regarding Tarveda’s planned reverse merger with Organovo Holdings, Inc.; statements regarding Tarveda’s planned clinical development of its product candidates, including the design of its clinical trials; and the therapeutic potential of Tarveda’s product candidates. Tarveda may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements as a result of various factors, including: the risk that the proposed reverse merger with Organovo is not completed; uncertainties inherent in the initiation and completion of preclinical studies and clinical trials and clinical development of Tarveda’s product candidates; availability and timing of results from preclinical studies and clinical trials; whether interim results from a clinical trial will be predictive of the final results of the trial or the results of future trials; the risk that trials and studies may be delayed and may not have satisfactory outcomes; potential adverse effects arising from the testing or use of PEN-866, PEN-221 or other product candidates; expectations for regulatory approvals to conduct trials or to market product; and other important factors, any of which could cause actual results to differ from those contained in the forward-looking statements, are described in greater detail in the section entitled “Risk Factors” in the S-4 filed by Organovo Holdings, Inc. with the Securities and Exchange Commission (SEC) on December 23, 2019 and amendments thereto, as well as in other filings Organovo or Tarveda may make with the SEC in the future. Any forward-looking statements contained in this press release speak only as of the date hereof, and Tarveda and Organovo expressly disclaim any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law. No Offer or Solicitation: This presentation shall not constitute an offer to sell, or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 2

Executive Summary Clinical-stage developer of miniature drug conjugates that rapidly penetrate into solid tumors to selectively accumulate and release anti-cancer payloads ® • Proprietary Pentarin miniature drug conjugate platform yielding a new class of precision oncology medicines • Two clinical stage programs advancing through key clinical milestones over next 18-24 months • Platform momentum with preclinical pipeline of new miniature drug conjugates • Broad IP portfolio with long duration into the 2030’s • Experienced management team with track record of advancing therapeutics through development to commercialization • Definitive agreement to reverse merge with Organovo (ONVO) announced in December 2019, subject to stockholder approval and satisfaction of closing conditions 3Executive Summary Clinical-stage developer of miniature drug conjugates that rapidly penetrate into solid tumors to selectively accumulate and release anti-cancer payloads ® • Proprietary Pentarin miniature drug conjugate platform yielding a new class of precision oncology medicines • Two clinical stage programs advancing through key clinical milestones over next 18-24 months • Platform momentum with preclinical pipeline of new miniature drug conjugates • Broad IP portfolio with long duration into the 2030’s • Experienced management team with track record of advancing therapeutics through development to commercialization • Definitive agreement to reverse merge with Organovo (ONVO) announced in December 2019, subject to stockholder approval and satisfaction of closing conditions 3

Leadership Experienced team with proven track record and vision to advance strategic objectives Drew Fromkin Jeff Bloss, MD President & CEO Chief Medical Officer Brian Roberts, CPA Mark Bilodeau, PhD Chief Financial Officer Chief Scientific Officer Sudha Kadiyala, PhD EVP Strategy 4Leadership Experienced team with proven track record and vision to advance strategic objectives Drew Fromkin Jeff Bloss, MD President & CEO Chief Medical Officer Brian Roberts, CPA Mark Bilodeau, PhD Chief Financial Officer Chief Scientific Officer Sudha Kadiyala, PhD EVP Strategy 4

Pentarin® Miniature Drug Conjugates

Designed to incorporate the best aspects of small molecule drugs and antibody drug conjugates to yield clinical activity while minimizing healthy tissue toxicity

Our precision oncology medicines are designed to:

- Produce a half life of hours compared to days and weeks (antibody drug conjugates, or ADCs)
- Rapidly and deeply penetrate solid tumors while clearing normal tissues quickly
- Accumulate selectively and remain in the tumor and sustain the release their anti-cancer payloads
- Mask payloads where desired until cleaved in tumor reducing normal tissue toxicity

Pentarins are engineered through chemistry resulting in lower cost and complexity of manufacturing and commercialization than biologics (ADCs)

Pentarin

Miniature Drug Conjugates


Anti-Cancer Payloads
Optimized Linker
Tumor Targeting Moiety

5

Clinical and Discovery Pipeline Phase 1/2a Phase 1/2a 6Clinical and Discovery Pipeline Phase 1/2a Phase 1/2a 6

HSP90 Binding Conjugate Platform Up to 75% of solid tumors have activated HSP90, and small molecule drugs that target activated HSP90 have desirable binding properties in solid tumors vs. normal cells Activated HSP90 is the binding site for our HSP90 binding miniature drug conjugates 7HSP90 Binding Conjugate Platform Up to 75% of solid tumors have activated HSP90, and small molecule drugs that target activated HSP90 have desirable binding properties in solid tumors vs. normal cells Activated HSP90 is the binding site for our HSP90 binding miniature drug conjugates 7

HSP90 Binding Miniature Drug Conjugate Design

- Binding ligand has high affinity for the activated form of HSP90 found in solid tumors
- Tuned linkers for desired cleavage kinetics
- Anti-cancer payloads selectively accumulate and release in tumors



Small Molecule HSP90 Binding Ligand
Optimized Linker
Various Anti-Cancer Payloads
HSP90 Binding Conjugate
Anti-Cancer Payload
Optimized Linker
Small Molecule Targeting Moiety (Binder)
Activated Intracellular Target
Tumor selective accumulation through intracellular trapping of payloads
Multiple Targets and Payloads
Signaling Pathways
Cell Cycle
DNA Biology
Small Molecules
Radio-isotopes
M
G1
S
G2
Cell cycle

TARVEDA THERAPEUTICS

8

PEN-866 - First Clinical Stage Program From Our Pentarin® HSP90 Binding Miniature Drug Conjugate Platform

- Comprised of an HSP90 binding ligand linked to a topisomerase-1 (SN-38) payload
- **Accumulation and elongated duration retention** of HSP90 conjugate PEN-866 in xenograft and PDX models, now demonstrated in Phase 1 patient biopsies
- **Completing Phase 1**, all comers trial in advanced patients
- **Early clinical activity observed and well tolerated**
- **Large market opportunity** across solid tumors with major treatment gaps as single or combo agent
- **Composition of matter patent issued** with long duration protections


Topoisomerase 1 Inhibitor Payload
HSP90 Small Molecule Binder
Activated
HSP90 Target
Tumor selective accumulation through **intracellular trapping**

Broad Opportunity in Topo-1 Sensitive Solid Tumors



PEN-866 Potential Indications
Squamous Cell
SCLC
Endometrial
Sarcoma
Pancreatic
Gastric

9

PEN-866 Preclinical Data Demonstrates Elongated Binding And Payload Activity in Solid Tumors 10PEN-866 Preclinical Data Demonstrates Elongated Binding And Payload Activity in Solid Tumors 10

PEN-866 Demonstrates Higher Concentrations Of Conjugate And Payload In Tumor vs Plasma In Phase 1 Patient Biopsies

- PEN-866 Pentarin design is now supported by patient biopsies at 1 and 7 days
- Biopsies demonstrate higher levels of PEN-866 and SN-38 in tumor versus plasma
- Tumor uptake and retention of conjugate and intra-tumoral release of SN-38 shown for both timepoints

Tumor and Plasma Levels for 24 hour Biopsy

	Amount in Tumor (nM)	Amount in Plasma (nM)
PEN-866	318	94.7
SN-38	86.6	2.43

Tumor Biopsy (day 7) and Plasma Levels (day 8)

	Amount in Tumor (nM)	Amount in Plasma (nM)
PEN-866	31	0.27
SN-38	2	BLQ*

*Below limit of quantitation of 0.25 nM

Preliminary data from PEN-866 Phase 1, Formal Cleaning To Be Completed

11

TARVEDA THERAPEUTICS

PEN-866 In Phase 1 Summary

- Designed to achieve rapid escalation to MTD
  - "All comers" advanced cancer population facilitates enrollment
  - Objectives; Identify a safe and optimal dose for Phase 2a, demonstrate sustained tumor DNA damage, preliminary efficacy observations in advanced solid tumor patients
- Heavily Pre-Treated Population
  - 63% had progressed on Irinotecan
  - End stage patients: Over 50% died from Progressive Disease within 6 Months from Enrollment
- Phase I Profile
  - Achieved MTD and determined Ph2a Dose
  - Demonstrated single agent activity in a range of tumor types
  - Exhibited a wide therapeutic window (clinical activity over a wide range of doses) in a range of solid tumor types
  - Demonstrated a high therapeutic index (activity at doses with minimal toxicity)
  - With its therapeutic index and tolerability, PEN-866 may be suitable for combination with DDR, IO and other cancer regimens

Patient Characteristics (n=30)	Data
Sex	17M, 13F
Age, median (range)	61, (29 – 77)
Tumor Type	
Sarcoma	3
Pancreatic Ca	7
Cholangiocarcinoma	2
Ovarian Ca	1
SCLC	2
Colon	9
Anal	1
Acinar Cell	1
NET (unknown)	1
Small Bowel	1
Esophagus	1
Prostrate	1
Prior Therapies, median (range)	4, (1 – 10)

Preliminary data from PEN-866 Phase 1, Formal Cleaning To Be Completed

TARVEDA THERAPEUTICS

12

PEN-866 Demonstrates Compelling Synergy With A PARP Inhibitor In Multiple BRCA Wild Type Models Sustained And Synergistic DNA Damage 7 Days SCLC BRCA WT (NCI-H69) After Dosing PEN-866 Plus Talazoparib Vehicle Talazoparib (0.33 mg/kg days 2-5, 9-12) pH2AX quantity in NCI-H460 NSCLC PEN-866 xenograft tumors (12.5 mg/kg days 1, 8) PEN-866 plus (12.5 mg/kg days 1, 8) Talazoparib PEN-866 PEN-866 Talazoparib 0.33 mg/kg 75 mg/kg 75 mg/kg (0.33 mg/kg days 2-5, 9-12) Talazoparib 0.33 mg/kg NSCLC BRCA WT (NCI-H460) Ovary BRCA WT (SKOV3) Talazoparib (0.33 mg/kg days 2-5/week x 6) Vehicle Vehicle Talazoparib (0.33 mg/kg days 2-5, 9-12) PEN-866 PEN-866 (100 mg/kg days 1, 8) (75 mg/kg day 1/week x 6) PEN-866 plus PEN-866 plus (75 mg/kg day 1/week x 6) (100 mg/kg days 1, 8) Talazoparib Talazoparib (0.33 mg/kg days 2-5/week x 6) (0.33 mg/kg days 2-5, 9-12) 13 3 3 Average Tumor Volume (mm ) Average Tumor Volume (mm ) pH2AX 3 Average Tumor Volume (mm ) (relative to loading control)PEN-866 Demonstrates Compelling Synergy With A PARP Inhibitor In Multiple BRCA Wild Type Models Sustained And Synergistic DNA Damage 7 Days SCLC BRCA WT (NCI-H69) After Dosing PEN-866 Plus Talazoparib Vehicle Talazoparib (0.33 mg/kg days 2-5, 9-12) pH2AX quantity in NCI-H460 NSCLC PEN-866 xenograft tumors (12.5 mg/kg days 1, 8) PEN-866 plus (12.5 mg/kg days 1, 8) Talazoparib PEN-866 PEN-866 Talazoparib 0.33 mg/kg 75 mg/kg 75 mg/kg (0.33 mg/kg days 2-5, 9-12) Talazoparib 0.33 mg/kg NSCLC BRCA WT (NCI-H460) Ovary BRCA WT (SKOV3) Talazoparib (0.33 mg/kg days 2-5/week x 6) Vehicle Vehicle Talazoparib (0.33 mg/kg days 2-5, 9-12) PEN-866 PEN-866 (100 mg/kg days 1, 8) (75 mg/kg day 1/week x 6) PEN-866 plus PEN-866 plus (75 mg/kg day 1/week x 6) (100 mg/kg days 1, 8) Talazoparib Talazoparib (0.33 mg/kg days 2-5/week x 6) (0.33 mg/kg days 2-5, 9-12) 13 3 3 Average Tumor Volume (mm ) Average Tumor Volume (mm ) pH2AX 3 Average Tumor Volume (mm ) (relative to loading control)

PEN-866 Clinical Development In Tumor Types Sensitive To Topoisomerase Inhibition

- Phase 1 data to be presented at medical conference(s)
- Phase 2a expansion cohorts in tumor types with high unmet need where topoisomerase I inhibitors are effective; single agent and combination studies



MTD/RP2D
1H 2020
Phase 1
Identify MTD and Phase 2a dose
Dose Escalation Enrollment
All Comers
Study Assessment*
Phase 2
Focused expansion cohorts to further assess efficacy
Single Agent Basket Cohorts
(Examples: SCLC, SCC Basket, Gastric/Esophageal, Endometrial)
Combination Trials
(Examples: PEN-866+PARP, PEN-866+5FU/Leucovorin)

* Patients will continue on study while benefiting from PEN-866 and consent

14

TARVEDA THERAPEUTICS

Nonclinical Proof Of Concept With New HSP90-PI3K Binding Conjugate Showing Superiority To A PI3K Inhibitor Alone

- Accumulation and retention of HSP90-PI3K conjugate in tumor xenograft with a strong and sustained pharmacodynamic response
- Significant tumor growth inhibition is observed with HSP90-PI3K conjugate by comparison to the PI3k payload alone

Significant Xenograft Tumor Accumulation And Retention



HSP90-PI3K conjugate (25 mg/kg)
PI3K inhibitor from conjugate
Concentration (µM)
10
1
0.1
0.01
0
24
48
72
96
Dose
Time (hours)
LS174t Colon Model

Sustained Target Engagement In Xenograft Tumor

Decrease In pAkt



HSP90-PI3K conjugate (25 mg/kg)
PI3K inhibitor (6 mg/kg)
Percent pAkt relative to vehicle
100
90
80
70
60
50
40
30
20
10
0
1
24
48
Time After Single Dose (hours)

Superior Efficacy With HSP90-PI3K Conjugate Compared To PI3K Inhibitor Alone



vehicle
PI3K inhibitor + HSP90 binder
HSP90 binder (8.3 mg/kg)
PI3K inhibitor (6 mg/kg)
HSP90-PI3K conjugate (25 mg/kg)
AverageTumor Volume(mm3)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
Dose
1
4
6
11
Time (days)
LS174t Colon Model

PI3K inhibitor = copanlisib

15

Masking A Wide Range Of Payloads To Reduce Normal Tissue Toxicity While Releasing The Potent Payload On Linker Cleavage • Conjugates derived from multiple payloads are significantly less active in their respective in vitro functional assays while still retaining HSP90 binding • Through the HSP90 platform, toxicity is mitigated by masking the payload’s active site until it can be delivered to the tumor. Conjugates block the target activity of their respective payloads Proteosome PARP ERK1/2 MEK 50 40 30 267x 50x 30x 758x 20 499x 10 0 Inhibitor Inhibitor Inhibitor Inhibitor Inhibitor Inhibitor conjugate Inhibitor Ulixertinib conjugate conjugate Inhibitor conjugate conjugate Conjugates retain high affinity for HSP90 Conjugate Proteosome PARP inhibitor ERK1/2 inhibitor MEK inhibitor inhibitor conjugate conjugate conjugate conjugate HSP90 K 5.8 nM 0.33 nM 1.0 nM 1.2 nM D 16 Carfilozomib STA-12-9542 Talazoparib T-1670 IC50(nM)Masking A Wide Range Of Payloads To Reduce Normal Tissue Toxicity While Releasing The Potent Payload On Linker Cleavage • Conjugates derived from multiple payloads are significantly less active in their respective in vitro functional assays while still retaining HSP90 binding • Through the HSP90 platform, toxicity is mitigated by masking the payload’s active site until it can be delivered to the tumor. Conjugates block the target activity of their respective payloads Proteosome PARP ERK1/2 MEK 50 40 30 267x 50x 30x 758x 20 499x 10 0 Inhibitor Inhibitor Inhibitor Inhibitor Inhibitor Inhibitor conjugate Inhibitor Ulixertinib conjugate conjugate Inhibitor conjugate conjugate Conjugates retain high affinity for HSP90 Conjugate Proteosome PARP inhibitor ERK1/2 inhibitor MEK inhibitor inhibitor conjugate conjugate conjugate conjugate HSP90 K 5.8 nM 0.33 nM 1.0 nM 1.2 nM D 16 Carfilozomib STA-12-9542 Talazoparib T-1670 IC50(nM)

PEN-221 Offers Potential Clinical and Commercial Advantages

- PEN-221 is a Somatostatin Receptor 2 (SSTR2) targeting peptide linked to the potent DM1 payload
- **Enrolling Phase 2a** in patients with neuroendocrine tumors (NETs) and SCLC
- **Targeted drug with patient selection strategy**
  - Validated receptor biology
  - 80% - 90% of gastrointestinal (GI) and other neuroendocrine tumors (NETs)
  - Utilize FDA approved imaging diagnostics to identify SSTR2 expression
- **PEN-221 positioned to satisfy unmet needs in NETs and SCLC**
  - GI NETs represents the largest NETs population
  - Open treatment landscape - NCCN does not distinguish lines of therapies believing that most patients will receive all forms of approved medicines
  - Potential for long treatment duration
  - Two approved drugs are not curative
  - GI NET patients will likely see all approved drugs during the course of their treatment
  - Effective therapies are needed for treatment of SCLC patients
- **Composition of matter patent issued** with long duration protections


SSTR2
Targeting Moiety
DM1
Payload

17

TARVEDA THERAPEUTICS

Phase 1: Early Clinical Benefit Seen From PEN-221 In GI NET And Pancreatic NET Patients And Well Tolerated (8 to 18 mg) • 23 advanced, heavily treated patients treated in Phase 1 across 7 dose cohorts ranging from 1 mg to 25 mg • MTD determined at 18 mg as patients experienced DLTs at 25 mg - 2 patients with Grade 3 liver enzyme elevation • Objective RECIST Responses are rarely seen in GI and PNETs. Most responses are minor. - Afinitor – 2%/5% (GI NET/PNET) - Lutathera - 13% (GI NET) - Sutent – 9% (PNET only) • 5 of 7 patients with prolonged stable disease exceeding historical controls • Tumor reductions or stable disease seen in 6 of Preliminary Clinical Data. Formal Cleaning To Be 7 (86%) GI and PNET patients including 1 Completed. Response data from patients who had at partial response* least one on-study scan *This patient expired from causes unrelated to their malignancy or its treatment prior to receiving confirmatory scan 18Phase 1: Early Clinical Benefit Seen From PEN-221 In GI NET And Pancreatic NET Patients And Well Tolerated (8 to 18 mg) • 23 advanced, heavily treated patients treated in Phase 1 across 7 dose cohorts ranging from 1 mg to 25 mg • MTD determined at 18 mg as patients experienced DLTs at 25 mg - 2 patients with Grade 3 liver enzyme elevation • Objective RECIST Responses are rarely seen in GI and PNETs. Most responses are minor. - Afinitor – 2%/5% (GI NET/PNET) - Lutathera - 13% (GI NET) - Sutent – 9% (PNET only) • 5 of 7 patients with prolonged stable disease exceeding historical controls • Tumor reductions or stable disease seen in 6 of Preliminary Clinical Data. Formal Cleaning To Be 7 (86%) GI and PNET patients including 1 Completed. Response data from patients who had at partial response* least one on-study scan *This patient expired from causes unrelated to their malignancy or its treatment prior to receiving confirmatory scan 18

PEN-221 Phase 2a Clinical Trial Progressing


MTD
DEFINED
NEXT
PHASE
Phase 1
Identify MTD and Phase 2a dose
Dose Escalation Enrollment
Study Assessment*
Q4 2016 – YE 2017
Primary Indication and Focus
Phase 2a
Focused expansion cohorts to assess efficacy
GI NET pre PRRT (n=25)
Study Assessment*
GI NET post PRRT (n=10)
Study Assessment*
Potential Secondary Indications
Small Cell Lung Cancer (n=20)
Pancreatic NETs (n+20)
Extrapulmonary NETs

* Patients will continue on study while benefitting from PEN-221 and consent

19

Key Expected 2020 Milestones • Subject to stockholder approval and satisfaction of closing conditions, close previously- announced transaction with Organovo in 1H 2020 • PEN-866 Program: - Presentation of Phase 1 data - Initiate single agent Phase 2a cohorts - Prepare to initiate combination study(ies) • PEN-221 Program: - Maturation of data for GI neuroendocrine cohort(s) and potential for related presentation - Complete enrollment of initial small cell lung cancer cohort • Develop new conjugate proof of concept in additional miniature conjugate programs with publication/presentation of new data - Potential for new conjugate candidate for next clinical program identified - Conjugates with new targeted payloads identified for advancement 20Key Expected 2020 Milestones • Subject to stockholder approval and satisfaction of closing conditions, close previously- announced transaction with Organovo in 1H 2020 • PEN-866 Program: - Presentation of Phase 1 data - Initiate single agent Phase 2a cohorts - Prepare to initiate combination study(ies) • PEN-221 Program: - Maturation of data for GI neuroendocrine cohort(s) and potential for related presentation - Complete enrollment of initial small cell lung cancer cohort • Develop new conjugate proof of concept in additional miniature conjugate programs with publication/presentation of new data - Potential for new conjugate candidate for next clinical program identified - Conjugates with new targeted payloads identified for advancement 20

TARVEDA® THERAPEUTICS

Thank You

Drew Fromkin
President and CEO
dfromkin@tarvedatx.com